SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 11-K/A


(Mark One)

[X]      Annual Report pursuant to Section 15(3) of the
                Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

                                       OR

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from _______________ to _______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  Mestek, Inc.
                            Savings & Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executed office:

                                  Mestek, Inc.
                              260 North Elm Street
                         Westfield, Massachusetts 01085

                                  MESTEK, INC.
                      SAVINGS & RETIREMENT PLAN SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





Date:  July 15, 2003             /s/:  Stephen M. Shea
                                 ---------------------------------------------
                                 Stephen M. Shea
                                 Senior Vice President-Finance

Financial Statements and Report of Independent Certified Public Accountants Mestek, Inc. Savings and Retirement Plan
December 31, 2002 and 2001

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Table of Contents
December 31, 2002 and 2001


                                                                          Page

Report of Independent Certified Public Accountants..........................3

Financial Statements

         Statements of Net Assets Available for Benefits....................4

         Statement of Changes in Net Assets Available for Benefits..........5

         Notes to Financial Statements......................................6


Supplemental Schedules

         Schedule H, Line 4i - Schedule of Assets Held for Investment
           Purposes........................................................13

Report of Independent Certified Public Accountants

Plan Administrator
Mestek, Inc. Savings and Retirement Plan


                  We have audited the accompanying statements of net assets available for benefits of Mestek, Inc. Savings and Retirement Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of Mestek, Inc. Savings and Retirement Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

                  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2002, is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Grant Thornton LLP

Boston, Massachusetts
July 10, 2003

                                        4
MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001


                                                            2002                                           2001
                                                  Non-                                           Non-
                                           Participant    Participant                  Participant     Participant
                                             Directed       Directed       Total         Directed         Directed          Total

ASSETS
  Investments, at fair value (note B):
    MassMutual Pooled Separate Accounts
      Core equity fund                      $3,132,703       $12,174     $3,144,877       $4,212,071        $14,917      $4,226,988
      Small company fund                     1,871,085        12,052      1,883,137        2,576,910         13,821       2,590,731
      Balanced fund                          2,005,817          -         2,005,817        2,646,373         -            2,646,373
      Intermediate bond fund                 2,555,791          -         2,555,791        2,768,024         -            2,768,024
      Mestek stock fund                        109,942          -           109,942          125,310         -              125,310
      Indexed equity fund                    3,635,827          -         3,635,827        5,495,848         -            5,495,848
      Growth equity fund                     1,388,649          -         1,388,649        1,179,170         -            1,179,170
      International equity fund                764,024          -           764,024          982,166         -              982,166
      Medium company growth equity fund      1,097,287          -         1,097,287        2,278,995         -            2,278,995
      Mestek profit sharing fund                -         14,414,063     14,414,063           -          15,197,740      15,197,740
  Notes receivable from participants         1,806,900       488,797      2,295,697        1,681,435        453,323       2,134,758
                                            -----------   -----------    -----------      -----------    ------------    ----------
                                            18,368,025    14,927,086     33,295,111       23,946,302     15,679,801      39,626,103

  Investments, at contract value (notes B and E):
    MassMutual Life Insurance
      Company Investment Contract           26,852,641       444,508     27,297,149       18,329,657        446,849      18,776,506
                                            -----------    ----------   ------------      ----------     -----------     ----------

          Total investments                 45,220,666    15,371,594     60,592,260       42,275,959     16,126,650      58,402,609
                                            -----------   -----------    ----------       ----------     ----------       ---------

  Receivables:
    Participants' contributions                257,515         -            257,515        242,568        -                 242,568
    Employer's contributions                    44,561     1,664,959      1,709,520         43,319        1,382,621       1,425,940
                                            -----------    ---------      ---------     -----------      -----------     ----------

          Total receivables                    302,076     1,664,959      1,967,035        285,887        1,382,621       1,668,508
                                            -----------    ---------      ---------     ------------      -----------     ---------

     NET ASSETS AVAILABLE FOR BENEFITS     $45,522,742   $17,036,553    $62,559,295    $42,561,846      $17,509,271     $60,071,117
                                           ===========   ===========    ===========    ===========      ===========     ===========


The accompanying notes are an integral part of the financial statements.

                                        5
MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2002



                                                                                           Non-
                                                                 Participant           Participant
                                                                   Directed              Directed                 Total

Additions
  Additions to net assets attributed to:
    Contributions:
      Participants                                                    $3,679,822          $  -                  $3,679,822
      Employer                                                           477,995            1,930,878            2,408,873
      Rollover                                                         3,947,023              -                  3,947,023

  Investment Loss                                                     (2,261,559)            (866,947)          (3,128,506)
                                                                      -----------            ---------          -----------

          Total additions                                              5,843,281            1,063,931            6,907,212

                                   Deductions
  Deductions from net assets attributed to:
    Benefits paid to participants                                      2,858,825            1,528,522            4,387,347
     Administrative Expenses                                              23,560                8,127               31,687
                                                                     -----------         ------------          -----------

          Total deductions                                             2,882,385            1,536,649            4,419,034
                                                                     -----------         ------------          -----------

          NET (DECREASE) INCREASE                                      2,960,896             (472,718)           2,488,178

  Net assets available for benefits:
    Beginning of year                                                 42,561,846           17,509,271           60,071,117
                                                                      ----------           ----------           ----------

    End of year                                                      $45,522,742          $17,036,553          $62,559,295
                                                                     ===========          ===========          ===========



The accompanying notes are an integral part of the financial statements.

                                       13
MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001



NOTE A - DESCRIPTION OF PLAN

   The following description of Mestek, Inc. Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     General

       The Plan is a defined contribution profit sharing plan established for the benefit of the employees of Mestek, Inc. ("the Company"). The Plan has two components, a profit sharing account and a 401(k) account. The Plan covers salaried or hourly employees not covered by a collective bargaining agreement, who choose to participate, and who have completed at least one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Plan Amendment

       In 1999, the Plan Administrator amended the Plan, allowing Mestek, Inc. "Company Stock" to be included as an investment option. The term "Company Stock" shall include shares of Mestek, Inc. common stock and other equity securities issued by the employer that qualify as a "qualifying equity security" as defined by ERISA. Up to 100% of the assets of the Plan may be invested in "Company Stock", subject to any limitations posed by ERISA or other regulatory agencies, such as the Securities and Exchange Commission.

     Contributions

       A.  401(k) Account

           Participants may elect to have up to fifty percent of their compensation withheld, up to the maximum allowed by the Internal Revenue Code. The amounts withheld from compensation reduce the amount of income reportable for income tax purposes.

           Participants may elect to make nondeductible voluntary contributions up to an additional ten percent of their gross earnings each year within legal limits.

           The Company contributes $.25 for each $1.00 deferred by participants and deposited to the Plan. This contribution is limited to the first 6% deferred by participants, and, in total, the Company contribution will not exceed 1.5% of an employee's annual compensation. The Company does not match any amounts relating to nondeductible voluntary contributions. Contributions are funded on a current basis.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 2002 and 2001


NOTE A - DESCRIPTION OF PLAN - Continued

       B.  Profit Sharing Account

           On an annual basis, the Company determines whether to make a Profit Sharing contribution and how much to contribute. Currently, the Company contributes 3% of an employee's gross salary for all eligible, active employees employed on the last day of the year.

     Participant Accounts

       Each participant's account is credited with the participant's contribution, the Company's contribution and allocations of plan earnings. Plan earnings are allocated based on account balances by fund.

     Vesting

       Participants are immediately vested in their deferred salary contributions and voluntary contributions plus actual earnings thereon. Vesting in the Company contribution portion of an individual participant's 401K account is based on the following schedule:

                                    Contributions            Contributions
                                    Made Prior to              Made After
         Years of Service          October 1, 2001           October 1, 2001
         ----------------          ---------------          ---------------

                1                      0%                        0%
                2                      0%                       20%
                3                     20%                       40%
                4                     40%                       60%
                5                     60%                       80%
                6                     80%                      100%
                7 or more            100%

       Vesting in the Profit Sharing portion of the plan follows the 7-year schedule above.

     Forfeitures

       A.  401(k) Account

             Forfeitures are applied first to reduce expenses related to the administration of the Plan and then to reduce Company contributions.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 2002 and 2001



NOTE A - DESCRIPTION OF PLAN - Continued

       B.  Profit Sharing Account

             Forfeitures are reallocated among Participants in the ratio that the compensation of each Participant bears to the total compensation of all Participants.

     Notes Receivable from Participants

       Participants are eligible to borrow up to 50% of their vested balance to a maximum of $50,000. Loans bear interest at market rates (4.75% - 10.5%) and are repayable over a period not to exceed five years.

     Investments

       A.  401(k) Account

           Upon enrollment in the Plan, participants may direct contributions to any combination of fund options maintained by MassMutual Life Insurance Company ("MassMutual"). All funds (except for the Investment Contract), are invested in Pooled Separate Accounts and do not guarantee principal or rate of return. Plan participants may change their investment election at any time through MassMutual's automatic record-keeping system.

       B.  Profit Sharing Account

           Assets are invested at the discretion of the Retirement Committee.

       The following is a description of each investment option:

         The Investment Contract is invested in a group annuity contract issued by MassMutual. This fund will receive a rate of interest set by MassMutual annually (6% for fiscal year 2002 and 6.5% for fiscal year
         2001). Both the principal and interest are guaranteed by MassMutual for the duration of the contract.

         The Core equity fund invests primarily in common stocks of large, well established companies.

         The Small company fund invests mainly in common stocks of small, publicly traded companies that have some unique product, market position, or operating method which sets them apart.

         The Balanced fund invests in a blend of three types of assets: stocks, bonds and short-term securities (or cash).

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 2002 and 2001



NOTE A - DESCRIPTION OF PLAN - Continued

         The Intermediate bond fund invests mainly in investment-grade, publicly traded bonds (debt issued by the U.S. government, agencies and companies). The bonds mature over periods from 1 to 10 years.

         The Indexed equity fund invests in stocks which will approximate, as closely as possible, the Standard & Poor's 500 Index.

         The Growth equity fund invests primarily in equity securities of large companies with long-term growth potential.

         The International equity fund invests at least 90% of its assets in equity securities of companies wherever located, the primary stock market of which is outside the United States with the intentions of long-term growth.

         The Medium company growth equity fund invests primarily in equity securities of medium-size companies with long-term growth potential.

         The Mestek stock fund is invested in the common stock of Mestek, Inc.

         The Mestek profit sharing fund is a pooled separate account, which invests in the Investment Contract and certain other funds described above (including the Core Equity Fund, the Small Company Fund and the Indexed Equity Fund).

       Included in investment loss is interest and dividends of $1,522,501 and realized and unrealized net loss on investments of $4,651,007.

     Withdrawals

       Participants are allowed to withdraw certain portions of their account, as defined by the Plan, upon retirement, termination of employment, or determination of financial hardship.

     Payment of Benefits

       Upon death, disability, or termination of service, a participant (or participant's beneficiary in the event of death) with $5,000 or more in vested benefits may elect to receive a lump-sum distribution equal to the participant's vested account balance, deferred annuity or for assets to remain in the Plan. Additional options are available under the Plan upon retirement.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 2002 and 2001



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The following are the significant accounting policies followed by the Plan:

     Basis of Accounting

       The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

     Investment Valuation

       The Plan's investments are stated at fair value, based on quoted market prices, except for its investment contract which is valued at contract value (see note E).

     Payment of Benefits

       Benefit payments to participants are recorded upon distribution.

     Expenses

       Administrative costs paid for by the Company are not included in the accompanying financial statements.

     Insurance

       In prior years, participants had the ability to purchase individual life insurance policies through the Plan and pay for the premiums with vested benefit amounts. The Plan no longer allows for the purchase of new policies, but existing policyholders may continue to hold and fund such a policy. The remaining policies are allocated insurance contracts and, accordingly, the cash surrender value of such policies has been excluded from Plan assets.

     Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 2002 and 2001



NOTE C - TAX STATUS

   Although the Plan has received a favorable determination letter dated June 16, 1995 from the Internal Revenue Service, it has not been updated for the latest plan amendments. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the year ended December 31, 2002.


NOTE D - PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


NOTE E - INVESTMENT CONTRACT WITH INSURANCE COMPANY

   The Plan has an investment contract with MassMutual. MassMutual maintains the contributions in a pooled account. The account is credited with a guaranteed rate of return and is charged for Plan withdrawals and administrative expenses charged by MassMutual. The contract is included in the financial statements at contract value, as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings less Plan withdrawals and administrative expenses.


                 NOTE F - INVESTMENT APPRECIATION (DEPRECIATION)

   During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:


                                                            2002

     Mutual Funds                                       (4,619,369)
     Common Stock                                          (31,638)


                         NOTE G - ROLLOVERS TO THE PLAN

Included in rollover contributions during 2002, the Plan received rollover contributions totaling $3,079,351 from another Company sponsored plan.

                             SUPPLEMENTAL SCHEDULE

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes EIN 25-0661650 PLAN #002
December 31, 2002



                            Description of Investment
                          Including Maturity Date, Rate
              Identity of Issue, Borrower,                  of Interest, Collateral,                             Current
                 Lessor, or Similar Party                   Par or Maturity Value                   Cost          Value
     -----------------------------------------------------------------------------------         ---------    --------------

*    MassMutual Life Insurance Company               Core equity fund                            $3,668,675      $3,144,877

*    MassMutual Life Insurance Company               Small company fund                           2,066,811       1,883,137

*    MassMutual Life Insurance Company               Balanced fund                                2,159,168       2,005,817

*    MassMutual Life Insurance Company               Intermediate bond fund                       2,370,339       2,555,791

*    MassMutual Life Insurance Company               Mestek stock fund                              122,666         109,942

*    MassMutual Life Insurance Company               Indexed equity fund                          4,657,185       3,635,827

*    MassMutual Life Insurance Company               Growth equity fund                           1,728,286       1,388,649

*    MassMutual Life Insurance Company               International equity fund                    1,040,482         764,024

*    MassMutual Life Insurance Company               Medium company                               1,502,998       1,097,287
                                                     growth equity fund

*    MassMutual Life Insurance Company               Mestek profit sharing fund                  15,233,527      14,414,063

*    MassMutual Life Insurance Company               Investment Contract**                       27,297,149      27,297,149

     Participants Notes                              Notes receivable from                                        2,295,697
                                                       participants (4.75% - 10.5%)

    * Denotes party in interest to the plan
  ** Contract value

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


                  We have issued our report dated July 10, 2003, accompanying the financial statements of Mestek, Inc. Savings and Retirement Plan contained in the annual report on Form 11-K for the year ended December 31, 2002. We hereby consent to the incorporation by reference of said report in the Mestek, Inc. Savings & Retirement Plan Registration Statement on Form S-8 (File Number 333-82067).


/s/ Grant Thornton LLP

Boston, Massachusetts
July 10, 2003

Exhibit 99.1

             Certification of Chief executive Officer and Treasurer

                       Pursuant to 18 U.S.C. Section 1350,

                             As Adopted Pursuant to

                  Section 906 of the Sarbanes-Oxley Act of 2002

Solely for the purpose of complying with 18 U.S.C. Section 1350, each of the undersigned hereby certifies in his or her capacity as an officer of Mestek, Inc. (the "Company") that the Annual Report of Form 11-K of the Retirement Savings Plan and the Savings & Retirement Plan (the "Plans") for the year ended December 31, 2002 fully complies with the requirement of Section 15(d) of the Securities Exchange Act of 1934 and that information contained in such report fairly presents, in all material respects, the financial condition of the Plans at the end of such period and the results of operations of the Plans for such period.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Dated:  July 15, 2003

                       /s/ John E. Reed
                       -----------------------------------------------------

                       John E. Reed
                       Chairman and Chief Executive Officer


                       /s/ Stephen M. Shea
                       -----------------------------------------------------

                       Stephen M. Shea
                       Senior Vice President-Finance